SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
RULE 13a-16 OR 15d-16
OF THE
SECURITIES EXCHANGE ACT OF 1934

P.E.

May 13, 2002

ČEZ, a. s.

(Translation of registrant's name into English)

c/o Jungmannova 29
111 48 Prague 1
Czech Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________.

The following information was filed by ÈEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Copy of the amendment to the advertisement of the extraordinary meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2002

ČEZ, a. s.

By ____________________

Name: Libuše Látalová

Title: Head of Debt Administration Dept.

Oznámení

Představenstvo akciové společnosti
ČEZ, a. s.,
se sídlem v Praze 1, Jungmannova 29/35, PSČ 111 48,
IČ: 45 27 46 49, DIČ: 001 - 45 27 46 49,
zapsané v obchodním rejstříku vedeném Městským soudem v Praze, oddíl B, vložka 1581,
oznamuje,

že nebylo vyhověno návrhu na pozastavení výkonu práva nakládat s akciemi společnosti v období od 15. května 2002, do konání mimořádné valné hromady dne 20. května 2002. Právo nakládat s akciemi ČEZ, a. s., v uvedeném období tedy není omezeno.

Představenstvo ČEZ, a. s.

Announcement

The Board of Directors of ČEZ, a. s., Jungmannova 29/35, 111 48 Prague 1
ID 45274649, tax ID 001-45274649
Entered in the Commercial Register administered by the Regional Commercial Court for Prague,
Section B, Folio No. 1581
is hereby giving notice

that the proposal to suspend the registration of orders for changes in ownership of the shares in the legal evidence of securities from May 15 to May 20, 2002 was not met and therefore the registration of changes in share's ownership will not be limited.

The Board of Directors of ČEZ, a. s.